EXHIBIT 99.1

ASM International N.V. and Air Liquide

Sign Agreement on Advanced High-K ALD Precursors

Almere, the Netherlands, December 9, 2009 — ASM International N.V. (Nasdaq: ASMI and Euronext Amsterdam: ASM) and the Air Liquide Group (Euronext: AL.NX) announce that their collaboration has led to the signature of a license and preferred supplier agreement for ALOHATM advanced precursors. Under the terms of the agreement, Air Liquide will have access to ASM’s key processes and material intellectual property related to the deposition of advanced ultra-high-k insulator films such as Yttrium-doped Zirconia, STO and BST. ASM and Air Liquide’s customers will benefit from Air Liquide’s ALOHA global research, manufacturing and supply chain capability, with ASM’s well known Pulsar® atomic layer deposition (ALD) system.

The first high-k materials were introduced in mainstream DRAM manufacturing in the mid 2000’s, and more recently as a gate insulator material in logic manufacturing. The materials are expected to be used in both types of devices to further enhance transistor and capacitor performance.

Ivo Raaijmakers, chief technology officer of ASM stated, “It is essential that the whole supply chain, including chemicals, their transportation and storage, deposition equipment and source containers reaches maturity before new materials will be adopted by our customers. The agreement with Air Liquide is a key step to enable ultra high-k materials for the industry.” Jean-Marc Girard, chief technology officer of Air Liquide Electronics commented, “We are proud to become a preferred supplier of the leader in high-k ALD technology for these advanced thin film products. It is essential for chemical suppliers to closely cooperate with tool suppliers on an ongoing basis. High-Tech is a growth driver of Air Liquide.”

About Air Liquide Electronics

Air Liquide Electronics serves the semiconductor industry worldwide with activities in ultra-pure and specialty gasses, new molecules, related equipment and customized services. The Electronics division management is based in Tokyo to enhance its proximity to the semiconductor, TFT-LCD and PV markets in Asia.

Air Liquide is the world leader in gases for industry, health and the environment, and is present in over 75 countries with 43,000 employees.

About ASM International N.V.

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

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ASM Contacts:

Erik Kamerbeek - +31 88 100 8500

Mary Jo Dieckhaus - +1 212 986 2900

Air Liquide Contacts:

Jean-Marc Girard - + 33 1 40 62 53 42

Michael Rosen - +1 713 624 8023

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